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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)


                         DIAGNOSTIC PRODUCTS CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   252450-10-1
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                                 (CUSIP Number)

                              HELEN W. MELMAN, ESQ.
                                815 MORAGA DRIVE
                          LOS ANGELES, CALIFORNIA 90049
                                 (310) 472-4191
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 26, 2006
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)


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                                  SCHEDULE 13D

CUSIP NO. 252450-10-1

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARILYN ZIERING

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) [ ]
                  (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS - N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.

   NUMBER OF                7.      SOLE VOTING POWER -        0
    SHARES
 BENEFICIALLY               8.      SHARED VOTING POWER -      4,764,994
   OWNED BY
EACH REPORTING              9.      SOLE DISPOSITIVE POWER -   0
  PERSON WITH
                           10.      SHARED DISPOSITIVE POWER - 4,764,994


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,764,994

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.1%

14.      TYPE OF REPORTING PERSON - IN


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ITEM 1.         SECURITY AND ISSUER.

         This Statement on Schedule 13D is filed by Marilyn Ziering (the "Reporting Person") to report the execution of the Voting Agreement described in
Item 4 with respect to shares of common stock of Diagnostic Products Corporation, a California corporation (the "Company"). The Company's principal business address is 5210 Pacific Concourse Drive, Los Angeles, California 90045.

ITEM 2.         IDENTITY AND BACKGROUND.

         (a)      Marilyn Ziering

         (b)      C/o Diagnostic Products Corporation
                  5210 Pacific Concourse Drive
                  Los Angeles, California 90045

         (c)      Unemployed

         (d)(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

         (f)      U.S. Citizen

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person previously reported her ownership of equity securities of the Company on Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Schedule 13D is filed to disclose the execution of the Voting Agreement described in Item 4, and does not relate to any purchases or acquisitions of the Company's securities.

ITEM 4.         PURPOSE OF TRANSACTION.

         In order to facilitate the consummation of the transactions contemplated by an Agreement and Plan of Merger between the Company, Siemens Medical Solutions USA, Inc. ("Siemens"), and Dresden Acquisition Corporation dated April 26, 2006 (the "Merger Agreement") and in consideration thereof, the Reporting Person entered into a Shareholder Agreement (Voting) with Siemens on April 26, 2006 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Reporting Person granted Siemens an irrevocable proxy to vote all shares of the Company's common stock owned by her (1) in favor of the approval of the Merger Agreement and the merger between the Company and Dresden Acquisition Corporation contemplated thereby (the "Merger") and (2) against any Acquisition Proposal, other than the Merger. An "Acquisition Proposal" means any of the following (other than the Merger) or any offer or proposal for any of the following: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation,


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dissolution or other similar transaction or series of related transactions involving the Company; (ii) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of the Company or its subsidiaries constituting twenty-five percent (25%) or more of the consolidated assets of the Company and its subsidiaries or accounting for twenty-five percent (25%) or more of the consolidated revenues of the Company and its subsidiaries; or (iii) any tender offer, exchange offer or other offer for, or acquisition or other similar transaction or series of related transactions by any person or group (within the meaning of Regulation 13D under the Exchange Act) that, if consummated, would result in such person or group becoming the beneficial owner of twenty-five percent (25%) or more of the outstanding Company common stock. The Reporting Person also agreed, during the term of the Voting Agreement, not to sell, transfer, pledge or dispose of any of her shares except to a member of her immediate family or to a trust for the benefit of the Reporting Person or any member of her immediate family, or upon her death. The Voting Agreement will terminate upon the earliest to occur of (1) the mutual consent of the Reporting Person and Siemens, (2) the effectiveness of the Merger, (3) the termination of the Merger Agreement in accordance with its terms, or (4) an amendment of the Merger Agreement that reduces or otherwise changes the form of the consideration to which the Reporting Person would be entitled.

         The description of the Voting Agreement contained herein is qualified in its entirety by reference to the Voting Agreement included as Exhibit 1 to this Schedule 13D, which Voting Agreement is hereby incorporated into this Item 4 as though set forth in full herein.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 4,764,994 shares of the Company's common stock which represents 16.1% of the 29,571,667 shares of common stock outstanding as of March 2, 2006, as reported in the Company's Form 10-K for the year ended December 31, 2005.

         (b) As a result of the Voting Agreement, the Reporting Person has the shared power to vote and the shared power to dispose of the shares of the Company's common stock held by her.

         (c) The Reporting Person engaged in no transactions in the common stock in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 regarding the Voting Agreement.


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ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

         1. Shareholder Agreement (Voting) between Marilyn Ziering and Siemens Medical Solutions USA, Inc. dated April 26, 2006.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2006                     /S/ Marilyn Ziering
                                         --------------------------------------
                                         Marilyn Ziering


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                                  EXHIBIT INDEX


1. Shareholder Agreement (Voting) between Marilyn Ziering and Siemens Medical Solutions USA, Inc. dated April 26, 2006.


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